Exhibit 99(1)

FROM:      Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER TO PARTNER WITH CAPITALAND TO SUBMIT JOINT
 CONCEPT PROPOSAL FOR SINGAPORE

PARADISE ISLAND, The Bahamas, January 20, 2005 - Kerzner International Limited (NYSE:KZL) (“Kerzner”), a leading international developer and operator of destination resorts, casinos and luxury hotels, and CapitaLand (SGX-ST:CAPL), one of the largest listed property companies in Asia, will submit a joint concept proposal to the Singapore Government (the “Government”) for the development of an integrated entertainment resort complex at Sentosa Island in Singapore.

This joint proposal is in response to the Singapore Tourism Board’s invitation to interested parties to submit concept proposals for the first integrated resort with gaming in Singapore.

Butch Kerzner, Chief Executive Officer of Kerzner commented, “We are very pleased to partner with CapitaLand on this proposal. This partnership combines our success in developing innovative destination resorts with CapitaLand's extensive experience and development expertise in the region. We believe that our resort model can be successfully applied at Sentosa Island and look forward to submitting our joint concept for this destination.”

The Government has requested that interested companies submit concept proposals by the end of February.

About Kerzner International Limited
Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. Kerzner’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning Kerzner and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Kerzner’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding Kerzner should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

About CapitaLand
CapitaLand (SGX-ST:CAPL) is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

CapitaLand’s property and hospitality portfolio spans 88 cities in 29 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia. For more information about CapitaLand, please visit CapitaLand’s website at www.capitaland.com.